Goodwin Procter 100 Northern Avenue Boston, Massachusetts 02210 goodwinlaw.com +1 617 570 1000

April 29, 2024

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tamika Sheppard, Joe McCann, Daniel Gordon and Jenn Do

Re:	Rapport Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 27, 2024

CIK No. 0002012593

Dear Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Rapport Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-1 submitted on March 27, 2024 (the “Draft Registration Statement”), as set forth in your letter dated April 24, 2024 addressed to Troy Ignelzi, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

April 29, 2024

Introduction to RAP-219, page 4

1.

We refer to your disclosures on pages 5 and 114 stating that RAP-219 binds to TARP g8 and that RAP-219 actions are restricted to specific regions of the central nervous system. With reference to your disclosure on page 128, it is not clear that you have clinical data to support such definitive claims. Please revise or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 6, 114 and 117 of the Amended Draft Registration Statement in response to the Staff’s comment. In addition, the Company respectfully directs the Staff to its disclosure on pages 121 and 122 describing the preclinical studies that support these statements.

Our Pipeline, page 4

2.

Please revise the text below the table to clarify that the Phase 1 trials were administered to healthy adults. In this regard, the existing disclosure suggests that the Phase 1 trials were conducted on patients who exhibited the indications identified in the table.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4 and 113 of the Amended Draft Registration Statement in response to the Staff’s comment.

The successful development of pharmaceutical products…, page 19

3.

We note your disclosure concerning RAP-482. With a view to disclosure, please tell us whether RAP-482 was your lead product candidate prior to the clinical hold and whether you had devoted material resources to its development. Also, revise to discuss, as applicable, where in the development process you were (e.g., Phase 1) when FDA instituted the clinical hold.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that RAP-482 was not its lead product candidate prior to the clinical hold and the Company did not devote material resources to the development of RAP-482. The FDA instituted the clinical hold in December 2023 prior to the Company’s initiation of a Phase 1 trial for RAP-482. The Company has revised the disclosure on pages 19 and 20 of the Amended Draft Registration Statement in response to the Staff’s comment.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

April 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

Results of Operations, page 97

4.

We note from page 98 that most of your direct external program expenses are attributed to RAP-219. Considering the three indications for which RAP-219 is being developed from the pipeline on page 4, please tell us what consideration you have given to disclosing RAP-219 research and development costs by indication or therapeutic area.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not disclosed RAP-219 research and development costs by indication or therapeutic area because, to date, only immaterial costs have been directly attributable to specific indications. A majority of the Company’s preclinical studies relating to RAP-219 and its Phase 1 trials for RAP-219 are supportive of each of the three indications that the Company is pursuing, and the Company’s employees involved in research and development for RAP-219 work across each indication. Therefore, the expenses associated with these research and development activities are not distinguishable by indication at this time. The Company will consider disclosing costs by indication in future filings as a public company as these expenses become distinguishable by indication and if such a presentation would provide meaningful disclosure to investors.

Critical Accounting Policies and Estimates, page 104 Stock-Based Compensation, page 105

5.

We note the determination of fair value information provided on page 108. Noting from page F-38 the option grants made in January-March 2024, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Introduction to RAP-219, page 114

6.	We note your disclosure on page 114 referencing your “targeted therapeutic exposures.” Please disclose these targets here or elsewhere in the Business section, or advise.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

April 29, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 and 114 of the Amended Draft Registration Statement in response to the Staff’s comment.

RAP-219 Preclinical Studies, page 121

7.

We note that your disclosure on page 121 presents a pre-clinical trial involving a drug that is identified as “a RAP-219 analog.” Please disclose your basis for identifying this drug as an analog. Please provide similar disclosures on pages 122 and 126 where you present trials involving other RAP-219 analogs.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 121, 122, 126 and 132 of the Amended Draft Registration Statement in response to the Staff’s comment.

Clinical Development Plan of RAP-219 in Focal Epilepsy, page 128

8.

Please revise to clarify whether you have established the LE endpoint or whether this remains pending. With reference to your disclosure concerning spike rate and spectral power, please indicate whether any secondary endpoints have been established.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 129 of the Amended Draft Registration Statement in response to the Staff’s comment.

9.

With reference to your risk factor disclosure on page 29, please revise to indicate whether you have sought or will seek input from FDA staff regarding the RNS proof-of-concept protocol and the establishment of your endpoint(s).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not and will not seek input from the FDA regarding the Phase 2a proof-of-concept trial protocol and endpoints. This trial will be a proof-of-concept trial and therefore is not subject to FDA feedback on trial design. The Company respectfully advises the Staff that it will engage with the FDA regarding future registrational trials when appropriate. The Company has revised the disclosure on page 29 of the Amended Draft Registration Statement in response to the Staff’s comment.

Executive Compensation, page 171

Outstanding Equity Awards at 2023 Fiscal Year End , page 174

10.

We note the option exercise prices listed as $0.21 per share had vesting commencement dates of August 7, 2023 and November 1, 2023. Please explain why this table apparently does not include the options granted on December 6, 2023 shown from the table on page 107, if the exercise price of those options was also $0.21 per share. Conversely, please explain why the table on page 107 does not appear to include the options as listed in the table hereunder.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

April 29, 2024

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the options with vesting commencement dates of August 7, 2023 and November 1, 2023 were granted on December 6, 2023. The Company has revised the disclosure on page 174 to clarify the grant date of these options.

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will undertake to provide the Staff with any such written communications that the Company, or any person authorized to do so on behalf of the Company, has presented or will present to potential investors in reliance on Section 5(d) of the Securities Act.

[Signature Page Follows]

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

April 29, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1222.

Sincerely,

/s/ Kingsley L. Taft
Kingsley L. Taft

cc:	Abraham N. Ceesay, Rapport Therapeutics, Inc.

Troy Ignelzi, Rapport Therapeutics, Inc.

Stephanie A. Richards, Goodwin Procter LLP

Justin S. Platt, Goodwin Procter LLP

Richard Segal, Cooley LLP

Divakar Gupta, Cooley LLP

Darah Protas, Cooley LLP